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Filed by Acxiom Corporation
Pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Acxiom Corporation
Commission File No.: 000-13163

This filing includes the letter, dated June 27, 2006, from Charles Morgan, Company Leader of Acxiom Corporation, to Jeff Ubben, of ValueAct Capital.



ACXIOM®
#1 Information Way
Little Rock, AR 72202
www.acxiom.com

June 27, 2006

VIA E-MAIL & FEDERAL EXPRESS

Mr. Jeff Ubben
ValueAct Capital
435 Pacific Avenue, 4th Floor
San Francisco, CA 94133

Dear Jeff,

I am sorry you apparently have chosen not to attend Acxiom's board meeting on August 3, especially since you also declined our invitation to attend our June meeting. You say in your most recent letter that we have an "objective of creating the illusion for your shareholders that you and the board are interested in a real dialogue." Jeff, this is no illusion. We remain interested in your ideas, and invite you to share them with us. This is a straightforward attempt to better understand your proposed strategic plan for Acxiom. The offer remains open. If you change your mind about attending, just let me know and we will put you on the agenda.

However, perhaps I should not be surprised that you have refused our offer, since by declining you can continue to sidestep the question that we have directly asked you: What specifically do you and your fellow nominees propose to grow Acxiom's business and to ensure a successful long-term future for our shareholders, clients and associates?

In our many discussions before last June, it struck me that while you said you wanted to make suggestions for improving our business, you had lacked enough understanding of the issues to offer anything other than general comments.

So far you have raised smokescreen issues to undermine the credibility of our board and our management team. You have criticized our strategies and business practices, but you have offered no specific alternatives. Nor have you explained why you and your proposed directors are better qualified to offer strategic direction than our board and management team.

We have heard from some of the investors that you have been talking with and understand that you do have some suggestions and perhaps believe that you can attribute definable improvements to those ideas, but for whatever reason you are not sharing them with us, and from some of the things we are hearing your actual knowledge appears to remain deficient and may be leading you to make some faulty assumptions. Perhaps if you were willing to talk with us we could work together to make improvements in our business.

You have resorted to attacks on alleged governance issues, I'm sure, because Acxiom's business clearly is performing well – with three strong operational quarters in a row. With no basis for criticism of our business results, you have taken the only other path – attacking on governance issues.

Curiously, all of these governance issues that you now allege were public knowledge through our public filings and via the news media BEFORE you began investing in Acxiom. I personally disclosed to you the details of our rules regarding airplane usage and talked with you about all the related-party transactions. At that time you were praising our company, its management team, and our direction and results. I recently reviewed some of your letters to me and was struck by the peculiar differences in tone between that correspondence and your recent public statements and "leaks."

Perhaps it isn't coincidental that these attacks began immediately after our directors chose not to offer you a seat on the Acxiom board. They believed then, as we believe now, that the role of investor-director – particularly for a fund beholden to its investors for short-term profits at the expense of other shareholders with a view toward greater profits over a longer term – creates conflicts of interest that prove difficult to manage. Likewise, your fund's investment in and board seats on companies that compete with Acxiom create thorny conflicts of interest.

For more than 30 years, the senior leadership team at Acxiom has focused on delivering long-term value for all our constituencies through an approach that balances shareholders', clients' and associates' interests. How can you and the other ValueAct nominees be expected to maintain that balanced approach when you undoubtedly have promised your investors that you will deliver a significant short-term return on their money? Perhaps you tipped your hand last year when you suggested that the company go private.

Ensuring a viable long-term future requires tough decisions, including investments in acquisitions, technology innovation and process improvement – decisions that don't always result in the short-term profit improvements that you seek. These strategic decisions do, however, create a stable foundation in a changing, competitive environment that clients can count on in years to come.

Just yesterday I was on-site with senior leaders of one of our top 10 financial services clients. They told me that one of the primary reasons they have relied on Acxiom is that we have made investments to provide them with tools they need to become more successful. In the past, when I informed you of such investments, you responded by advising us to "charge the customers more." It is not that simple.

Knowing which investments are worth making requires a broad understanding of both our business and our clients' businesses. This leads me to another important question: Whether or not Acxiom's shareholders give credence to your complaints, why should they be confident that Lou Andreozzi, Michael Lawrie and you represent better alternatives?

You are an investment professional with very little background in our industry. As for Mr. Lawrie, in his recent role as the failed CEO of Siebel, ousted less than a year into his tenure, what did he accomplish that suggests he has a vision for Acxiom's short or long-term success?

Indeed there are multiple media accounts of his failings as a leader at Siebel. An April 2005 report in "Data Monitor News and Comment" characterized Siebel's results during Lawrie's tenure as "truly awful." And after he was fired by the Siebel board, one of the company's business partners was quoted in a CMP Techweb article, saying of Lawrie's successor: "I think he'll be much more focused on execution that Lawrie was. Lawrie had the ideas but not the execution."

When Mr. Lawrie joined ValueAct, you remarked that you had gotten to know him when he was CEO at Siebel and that your firm had invested in Siebel. Given what we since have learned about Mr. Lawrie's performance at that company, we would be interested in knowing what leadership and execution capabilities you saw in him that perhaps were overlooked by Siebel's board of directors when they terminated his employment. And, frankly, since you were an investor in Siebel, were you pleased with the large financial payout that Mr. Laurie accepted for the brief time he was there? Did you honestly believe he had earned the money?

Similarly, in his recent short stint as president and CEO of Lexis-Nexis, what did Mr. Andreozzi accomplish that should give our shareholders confidence that he is the right man to lead Acxiom forward? The fact that there has been so little reported about Mr. Andreozzi's tenure at Lexis-Nexis suggests that his accomplishments were anything but stellar. How exactly did the Lexis-Nexis business perform under his leadership? In fact, we would like to know whether Mr. Andreozzi is another of your proposed candidates who in fact was asked to leave his prominent job after a short tenure.

We still stand ready to hear your team's specific ideas for increasing Acxiom's revenue and creating the solutions that address our clients' business issues.

In the past when you have made constructive comments regarding governance we have listened – and acted:

- We increased the level of independence on the Acxiom board, with two non-independent directors leaving and a new highly experienced financial expert coming on board.
- The board elected a lead independent director.
- We have recently added a highly experienced CFO to our senior leadership team.

Yet despite these changes, you have only continued to attack, suggesting broad-brush ideas without specific suggestions for Acxiom's long-term growth. You criticize us for investing in grid-based computing, ignoring the fact that it is providing Acxiom with capabilities that differentiate us from our competitors. You ignore that the grid provides a higher-performing, lower-cost computing platform that provides a better foundation for the delivery of our products and services.

Our investment in grid computing is paying off in new contracts and renewals of current deals. It gives us the capability to create and deliver new products faster and will allow us to install our solutions inside our clients' own data centers, behind their firewalls. This last issue is highly significant in today's environment. What different decisions would your team make to ensure that Acxiom maintains our competitive advantage and remains relevant to our clients?

You also criticize our board for the meeting it had with your team last November. As you will recall, the ground rules for the meeting were negotiated between the investment bankers, and you agreed to those rules. The purpose of that meeting was to provide ValueAct the opportunity to convey any information it wished concerning its board and management nominees and suggested plans for the company, and to allow the Acxiom Board the opportunity to ask questions of the ValueAct representatives. And I believe that is precisely what transpired.

There is little doubt that our competitors are pleased with the noise you are creating and the attacks you make on our credibility. We repeatedly hear from clients who are concerned about what might happen if your nominees are elected. In fact, many clients are requesting termination-for-convenience clauses in the event that there is a change of control at Acxiom, and some are defining that as my removal as chairman. I tried to tell you this last summer. And now we face the threat of a loss of significant revenue if your slate is elected and I am removed as chairman. Would you suggest jeopardizing the health of our business as a good reason for shareholders to vote for the ValueAct candidates?

Mr. Jeff Ubben
June 27, 2006
Page 5

As for our invitation to shareholders to come to Arkansas for a briefing with Acxiom's senior leadership team, our shareholders are always welcome in our offices. I am pleased that many have decided to take a day trip to Arkansas, meet with our senior leaders, and hear for themselves the details of our strategic plan.

The use of corporate aircraft for this purpose is legitimate, and we extend the same offer to you if you wish to come and learn more about Acxiom. That you have chosen not to take advantage of the opportunity suggests that it is you, not us, who are sidestepping meaningful dialogue about Acxiom and what your ideas may achieve for shareholders in the long term.

Every day we seek ways to increase the value we deliver our clients and to provide a great working environment for our associates which, in combination, will lead to increased shareholder value. If you have specific suggestions, let's talk.

Sincerely,



Charles Morgan
Company Leader

In connection with its 2006 annual meeting of stockholders, Acxiom Corporation will file a notice of annual meeting and proxy statement with the Securities and Exchange Commission ("SEC"). STOCKHOLDERS OF ACXIOM ARE URGED TO READ THE NOTICE OF ANNUAL MEETING AND PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders can obtain free copies of the notice of annual meeting and proxy statement and other documents when they become available by contacting investor relations at investor.relations@acxiom.com, or by mail at Acxiom Corporation Investor Relations, 1 Information Way, Little Rock, Arkansas, 72202, or by telephone at 1-501-342-3545. In addition, documents filed with the SEC by Acxiom are available free of charge at the SEC's website at www.sec.gov.

Acxiom Corporation and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Acxiom in connection with the 2006 annual meeting of stockholders. Information regarding the special interests of these directors and executive officers in the proposed election of directors will be included in Acxiom's notice of annual meeting and proxy statement for its 2006 annual meeting. This document will be available free of charge at the SEC's website at www.sec.gov and from Investor Relations at Acxiom as described above.